ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

January 18, 2019

Via Edgar

Mr. Danilo Castelli

Ms. Jennifer López-Molina

Ms. Mara L. Ransom

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenlane Holdings, Inc.
Draft Registration Statement on Form S-1
Originally Submitted August 14, 2018
CIK No. 0001743745

Ladies and Gentlemen:

On behalf of our client, Greenlane Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-referenced draft Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to the Division of Corporation Finance procedures for draft registration statement processing announced on June 29, 2017.

Amendment No. 3 includes financial statements and related information as of and for the nine-month period ended September 30, 2018. The Company has also revised Amendment No. 3 to update other disclosures in the Registration Statement.

Please note that, as disclosed in Amendment No. 3, the Company completed its acquisition of Pollen Gear LLC, a California limited liability company (“Pollen Gear”), on January 14, 2019. However, pursuant to the Commission’s Compliance and Disclosure Interpretations issued on August 17, 2017, the Company has elected to omit from Amendment No. 3 the unaudited financial statements of Pollen Gear for the nine-month period ended September 30, 2017 as it intends to include the audited financial statements of Pollen Gear as of and for the years ended December 31, 2018 and 2017 in the first public filing of the Registration Statement. As Amendment No. 3 includes pro forma information of the Company as of and for the nine-month period ended September 30, 2018 that includes pro forma adjustments for the Company’s acquisition of Pollen Gear, the Company has included in Amendment No. 3 for the convenience of the Staff the unaudited financial statements of Pollen Gear for the nine-month period ended September 30, 2018.

Securities and Exchange Commission

January 18, 2019

If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Aaron LoCascio
Greenlane Holdings, Inc.

Larry W. Nishnick, Esq.
DLA Piper LLP US